EXHIBIT 99.1

News Release dated December 11, 2011, Suncor Energy Announces Withdrawal from Syria

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces withdrawal from Syria

Calgary, Alberta (Dec. 11, 2011) — Suncor Energy reported today that it has declared force majeure under its contractual obligations and is suspending its operations with the General Petroleum Corporation (GPC) in Syria.  These actions are taken as a result of sanctions on Syria announced by the European Union on Dec. 2, 2011.

The company is working through a plan to safely withdraw its expatriates while retaining its Syrian employees and determining how we can best support Syrian employees during this extremely difficult time for their country.

“We’ve been monitoring developments in the region very closely during the last several months, and we’ve always been clear that we would comply with all relevant sanctions imposed on the country,” said Rick George, chief executive officer. “The current situation in Syria is very concerning, and our thoughts are with the Syrian people as we hope for a return to peace as soon as possible.”

Management is not changing total production guidance (2011 or 2012) because Libyan production is ramping up and was not included in the existing guidance.  For a copy of Suncor’s detailed guidance, please see www.suncor.com/guidance.

For background information on Suncor’s business in Syria, and how the company has dealt with the unrest in the country to date, please visit http://response.suncor.com/suncor-syria-operations/.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “targets,” “schedule,” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to Suncor’s production guidance. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to

Suncor Energy Inc. 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com.

Investor inquiries:	Media inquiries:
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invest@suncor.com	media@suncor.com